Exhibit 99.1

Fang Announces Second Quarter 2017 Results

BEIJING, August 29, 2017 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or "we"), the leading real estate Internet portal in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•	Total revenues were $110.1 million, a decrease of 61.6% from the corresponding period in 2016.
•	Operating loss was $6.1 million. Non-GAAP operating loss was $3.8 million.
•	Net loss attributable to Fang's shareholders was $2.1 million. Fully diluted loss per ADS was $0.005.
•	Non-GAAP net loss attributable to Fang's shareholders was $5.8 million. Non-GAAP fully diluted loss per ADS was 0.01.
•	Net cash generating from operating activities was $23.1 million in the second quarter of 2017, compared to net cash generated from operating activities of $36.5 million in the same period of 2016.

First Half 2017 Highlights

•	Total revenues were $219.9 million, a decrease of 55.3% from the corresponding period in 2016.
•	Operating loss was $12.2 million. Non-GAAP operating loss was $8.4 million.
•	Net loss attributable to Fang's shareholders was $14.1 million. Fully diluted loss per ADS was 0.03.
•	Non-GAAP net loss attributable to Fang's shareholders was $16.3 million. Non-GAAP fully diluted loss per ADS was 0.04.
•	Net cash generating from operating activities was $12.1million in the first half of 2017, compared to cash flow used in operating activities of $30.7 million in the same period of 2016.

“We have experienced our biggest downsizing and consolidation since a year ago. Our transformation back to a technology-driven open platform is reaching its goals,” said Vincent Mo, Chairman and CEO of Fang.com. “We expect to be back on track and profitable in the second half of the year.”

Second Quarter 2017 Results

Revenues

Fang reported total revenues of $110.1 million in the second quarter of 2017, a 61.6% decrease from $287.0 million in the corresponding period of 2016, primarily due to the decline in e-commerce services revenue by 166.7 million caused by the strategy change.

Revenue from e-commerce services was $22.9 million in the second quarter of 2017, a decrease of 87.9% from $189.5 million in the corresponding period of 2016, primarily due to the changes in revenue structure as a result of transformation from self owned and operated services to franchise business.

Revenue from marketing services was $35.0 million in the second quarter of 2017, a decrease of 31.9% from $51.4 million in the corresponding period of 2016, primarily due to less demand from property developers for online advertising under government regulations in the real estate market of tier-1 and tier-2 cities.

Revenue from listing services was $42.3 million in the second quarter of 2017, an increase of 57.4% from $26.9 million in the corresponding period of 2016, primarily driven by the increased number of paying members in lower tiers of cities.

Revenue from Internet financial services was $2.7 million in the second quarter of 2017, a decrease of 75.7% from $11.1 million in the corresponding period of 2016, primarily due to the decreased secondary transaction volumes of Fang's own franchised brokerage services.

Revenue from other value-added services was $7.1 million in the second quarter of 2017, a decrease of 11.2% from $8.0 million in the corresponding period of 2016.

Cost of Revenue

Cost of revenue was $48.7 million in the second quarter of 2017, a decrease of 78.9% from $231.1 million in the corresponding period of 2016, primarily driven by the agent reduction and cost optimization under the newly adopted open platform strategy.

Operating Expense

Operating expenses were $67.4 million in the second quarter of 2017, a decrease of 23.9% from $88.6 million in the corresponding period of 2016.

Selling expenses were $23.1 million in the second quarter of 2017, a decrease of 55.8% from $52.3 million for the corresponding period of 2016, primarily caused by the decrease of advertising and promotion fee, as well as the e-commerce cost decrease.

General and administrative expenses were $43.6 million in the second quarter of 2017, an increase of 20.0% from $36.4 million for the corresponding period of 2016, primarily due to the increased bad debt and impairment of commitment deposits.

Operating Income

Operating loss was $6.1 million in the second quarter of 2017, compared to operating loss of $32.8 million in the corresponding period of 2016, primarily attributable to the agent reduction and effective cost control.

Income Tax Benefits/Expenses

Income tax benefits were $0.6 million in the second quarter of 2017, compared to income tax expenses of $8.7 million in the corresponding period of 2016, primarily due to the reversal of previously recorded ASC 740 (FIN 48) tax and interest liability.

Net Income/Loss and EPS

Net loss attributable to Fang's shareholders was $2.1 million in the second quarter of 2017, compared to net loss of $40.6 million in the corresponding period of 2016. Loss per fully-diluted ordinary share and ADS were $0.024 and $0.005 in the second quarter of 2017, compared to loss of $0.43 and $0.09, respectively, in the corresponding period of 2016.

Unrealized Gain on Available for Sale Security

Unrealized gain on available for sale security was $84.6 million in the second quarter of 2017, compared with 1.4 million in the corresponding period of 2016, primarily due to the fair value increase of World Union, a PRC listed company.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $1.3 million in the second quarter of 2017, compared to the loss of $24.3 million in the corresponding period of 2016.

Cash

As of June 30, 2017, Fang had cash, cash equivalents, and short-term investments of $547.1million, compared to $590.5 million as of December 31, 2016. Net cash generated from operating activities was $23.1 million in the second quarter of 2017, compared to cash flow generated from operating activities of $36.5 million in the same period of 2016. The decrease in cash flows generated from operating activities was primarily due to the decrease of change in loan receivable in operating activities compared to the second quarter of 2016.

First Half 2017 Results

Revenues

Fang reported total revenues of $219.9 million for the first half of 2017, representing a decrease of 55.3% from $491.6 million for the corresponding period in 2016, primarily due to the decline of e-commerce services by 257.7 million caused by the strategy change.

Revenue from e-commerce services was $62.8 million for the first half of 2017, an 80.4% decrease from $320.4 million for the same period in 2016, primarily due to the changes in revenue structure as a result of transformation from self owned and operated services to franchise business.

Revenue from marketing services was $62.4 million for the first half of 2017, a decrease of 23.8% from $81.8 million for the corresponding period in 2016, primarily due to less demand from property developers for online advertising under government regulations in the real estate market of tier-1 and tier-2 cities.

Revenue from listing services was $76.4 million for the first half of 2017, an increase of 49.8% from $51.0 million for the corresponding period in 2016, primarily due to the increased number of paying members in lower tiers of cities.

Revenue from internet financial services was $4.9 million for the first half of 2017, a decrease of 77.2% from $21.7 million for the corresponding period in 2016, primarily due to the decreased secondary transaction volumes of Fang's own franchised brokerage services.

Revenue from value-added services and other services was $13.4 million for the first half of 2017, a decrease of 19.2% in the corresponding period in 2016.

Cost of Revenue

Cost of revenue was $109.5 million for the first half of 2017, a decrease of 75.2% from $441.0 million for the corresponding period in 2016. The decrease in cost of revenue was mainly driven by the agent reduction and cost optimization under the newly adopted open platform strategy.

Operating Expenses

Operating expenses were $122.6 million for the first half of 2017, a decrease of 36.7% from $193.6 million for the corresponding period in 2016.

Selling expenses were $46.5 million for the first half of 2017, a decrease of 59.2% from $113.9 million for the corresponding period in 2016, primarily caused by the decrease of advertising and promotion fee, as well as the e-commerce cost decrease.

General and administrative expenses were $75.0 million for the first half of 2017, a decrease of 5.9% from $79.7 million for the corresponding period in 2016, primarily due to the effective cost control measures partially offset by the increased bad debt and impairment of commitment deposits.

Operating Loss/Income

Operating loss was $12.2 million for the first half of 2017, compared to operating loss of $142.8 million for the corresponding period in 2016.

Income Tax Expenses

Income tax expense was $4.2 million for the first half of 2017, a 69.3% decrease compared to $13.9 million for the corresponding period in 2016, primarily due to the reversal of previously recorded ASC 740 (FIN 48) tax and interest liability.

Net Loss/Income and EPS

Net loss attributable to Fang’s shareholders was $14.1 million for the first half of 2017, compared to net loss attributable to Fang’s shareholders $154.3 million for the corresponding period in 2016. Loss per fully diluted ordinary share and ADS were $0.16 and $0.32, respectively, for the first half of 2017, compared to loss per fully diluted ordinary share and ADS of $1.62 and $0.32, respectively, for the corresponding period in 2016.

Cash

Net cash generated from operating activities was $12.1 million in the first half of 2017, compared to net cash used in operating activities of $30.7 million for the same period in 2016, primarily due to a $140.2 million decrease of net loss compared to the first half of 2016.

Business Outlook

The Company is in its last stage of returning to a technology-driven open platform and expects to be profitable in the second half of the year.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on August 29, 2017 through 9:59 ET September 6, 2017. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	72745007

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding Fang's future financial performance, revenue guidance for 2016, growth and growth rates, and market position and continued business transformation. Statements that are not historical facts, including statements about Fang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the transactions contemplated by the restructuring of Fang's assets and businesses will receive the requisite approvals, whether such restructuring will be carried out as planned, the impact of such restructuring on Fang's assets and businesses, the impact of Fang's transformation from a pure Internet information platform to a transaction-oriented platform, the impact of Fang's implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China's real estate market on Fang and the impact on revenues of our existing and new service fees reductions, the ability of Fang to retain real estate listing agencies as customers during challenging economic periods, the success of Fang's new business initiatives, the ability of Fang to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income and (3) non-GAAP basic and diluted (loss)/earnings per ordinary share and per ADS (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Fang believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the three months ended June 30, 2016, which (1) may not be indicative of Fang's recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Fang's historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Joyce Tang

Senior Investor Relations Manager

Phone: +86-10-5631 8659

Email: tangjunning@fang.com

Ms. Dana Cheng

Investor Relations Manager

Phone: +86-10-5631 8174

Email: chengyu.bj@fang.com

Fang Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

ASSETS	June 30,	December 31,
	2017	2016
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	235,616	336,528
Restricted cash, current	215,095	211,084
Short-term investments	96,382	42,929
Accounts receivable, net	72,520	93,672
Funds receivable	21,468	20,483
Prepayment and other current assets	35,308	39,824
Commitment deposits	505	6,527
Loan receivable, current	52,386	41,966
Amount due from related parties	759	197
Total current assets	730,039	793,210
Non-current assets:
Property and equipment, net	550,002	319,897
Loan receivable, non-current	15,771	16,808
Deferred tax assets, non-current	7,257	4,915
Deposit for non-current assets	72,717	240,712
Long-term investments	335,696	231,880
Other non-current assets	3,010	7,391
Total non-current assets	984,453	821,603
Total assets	1,714,492	1,614,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	278,432	212,734
Deferred revenue	150,544	129,765
Accrued expenses and other liabilities	260,046	318,540
Customers’ refundable fees	24,548	28,630
Income tax payable	9,308	6,022
Total current liabilities	722,878	695,691
Non-current liabilities:
Long-term loans	15,696	65,190
Convertible senior notes	296,135	295,268
Deferred tax liabilities, non-current	97,560	70,424
Other non-current liabilities	425	415
Total non-current liabilities	409,816	431,297
Total Liabilities	1,132,694	1,126,988

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 62,674,810 shares and 70,736,054 shares issued and outstanding as at June 30, 2017 and December 31, 2016, respectively	9,169	9,157
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and [24,336,650] shares and 24,336,650 shares issued and outstanding as at June 30, 2017 and December 31, 2016 respectively	3,124	3,124
Treasure stock	(136,615)	(136,615)
Additional paid-in capital	494,173	488,943
Accumulated other comprehensive income	21,508	(81,349)
Retained earnings	189,759	203,870
Total Fang Holdings Limited shareholders' equity	581,118	487,130
Non-controlling interests	680	695
Total equity	581,798	487,825
TOTAL LIABILITIES AND EQUITY	1,714,492	1,614,813

  Fang Holdings Limited
Condensed Consolidated Statements of Comprehensive Income

  (in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
E-commerce services	22,865	189,514	62,755	320,418
Marketing services	35,035	51,412	62,370	81,844
Listing services	42,343	26,902	76,386	50,988
Financial services	2,702	11,104	4,949	21,729
Other value-added services and other services	7,148	8,046	13,436	16,622
Total revenues	110,093	286,978	219,896	491,601

Cost of Revenues:
Cost of services	(48,728)	(231,137)	(109,454)	(440,780)
Total Cost of Revenues	(48,728)	(231,137)	(109,454)	(440,780)

Gross Profit	61,365	55,841	110,442	50,821

Operating expenses and income:
Selling expenses	(23,099)	(52,264)	(46,510)	(113,861)
General and administrative expenses	(43,624)	(36,359)	(75,007)	(79,736)
Other income	(704)	-	(1,107)	-
Operating Income (loss)	(6,062)	(32,782)	(12,182)	(142,776)
Foreign exchange gain (loss)	1	92	214	57
Other-than-temporary impairment on available-for-sale securities	(1,817)	-	(2,768)	-
Interest income	2,714	2,960	5,438	6,473
Interest expense	(4,400)	(4,596)	(8,241)	(9,206)
Investment income	5,985	1,355	5,985	1,355
Government grants	932	1,067	1,699	3,667
Income (loss) before income taxes and non-controlling interests	(2,647)	(31,904)	(9,855)	(140,430)
Income tax expenses
Income tax expenses	553	(8,698)	(4,256)	(13,872)
Net income (loss)	(2,094)	(40,602)	(14,111)	(154,302)
Net income (loss) attributable to noncontrolling interests	(1)	(1)	(1)	1
Net income (loss) attributable to Fang Holdings Limited shareholders	(2,093)	(40,601)	(14,110)	(154,303)
Other comprehensive income (loss), net of tax
Foreign currency Translation	16,459	(26,737)	19,578	(27,890)
Amounts reclassified from accumulated other comprehensive income	(1,674)	-	(1,674)	-
Unrealized gain on available-for-sale security	84,611	1,386	85,124	(3,397)
Loss on intra-entity foreign transactions of long-term-investment nature	(171)	-	(171)	-
Total other comprehensive income (loss), net of tax	99,225	(25,351)	102,857	(31,287)
Comprehensive income (loss)	97,131	(65,952)	88,746	(185,590)
Earnings/(loss) per share for Class A and Class B ordinary shares
Basic	(0.02)	(0.43)	(0.16)	(1.62)
Diluted	(0.02)	(0.43)	(0.16)	(1.62)
Earnings/(loss) per ADS
Basic	(0.005)	(0.09)	(0.03)	(0.32)
Diluted	(0.005)	(0.09)	(0.03)	(0.32)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,437,943	94,816,906	88,398,683	94,980,072
Diluted	88,437,943	94,816,906	88,398,683	94,980,072
Weighted average number of ADSs outstanding:
Basic	442,189,713	474,084,530	441,993,416	474,900,360
Diluted	442,189,713	474,084,530	441,993,416	474,900,360

Fang Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
GAAP income from operations	(6,062)	(32,782)	(12,182)	(142,776)
Share-based compensation expense	2,233	2,464	3,772	4,369
Non-GAAP income from operations	(3,839)	(30,318)	(8,410)	(138,407)

GAAP net income	(2,094)	(40,602)	(14,111)	(154,302)
Investment income	(5,985)	(1,355)	(5,985)	(1,355)
Share-based compensation expense	2,233	2,464	3,772	4,369
Non-GAAP net income	(5,846)	(39,493)	(16,324)	(151,288)

Net Income attributable to Fang shareholders	(2,093)	(40,601)	(14,110)	(154,303)
Investment income	(5,985)	(1,355)	(5,985)	(1,355)
Share-based compensation expense	2,233	2,464	3,772	4,369
Non-GAAP net Income attributable to Fang Holdings Limited shareholders	(5,846)	(39,492)	(16,323)	(151,289)

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.02)	(0.43)	(0.16)	(1.62)
Diluted	(0.02)	(0.43)	(0.16)	(1.62)
GAAP earnings per ADS:
Basic	(0.005)	(0.09)	(0.03)	(0.32)
Diluted	(0.005)	(0.09)	(0.03)	(0.32)
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.07)	(0.42)	(0.18)	(1.59)
Diluted	(0.07)	(0.42)	(0.18)	(1.59)
Non-GAAP earnings per ADS:
Basic	(0.01)	(0.08)	(0.04)	(0.32)
Diluted	(0.01)	(0.08)	(0.04)	(0.32)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,437,943	94,816,906	88,398,683	94,980,072
Diluted	88,437,943	94,816,906	88,398,683	94,980,072
Weighted average number of ADSs outstanding:
Basic	442,189,713	474,084,530	441,993,416	474,900,360
Diluted	442,189,713	474,084,530	441,993,416	474,900,360

Non-GAAP Net income	(5,846)	(39,493)	(16,324)	(151,288)
Add back:
Interest expense	4,400	4,596	8,241	9,206
Income tax expenses	(553)	8,698	4,256	13,872
Depreciation expenses	6,055	4,906	11,612	9,208
Subtract:
Interest income	(2,714)	(2,960)	(5,438)	(6,473)
Adjusted EBITDA	1,342	(24,253)	2,347	(125,475)